May 14, 2012	TSX: GPR
For Immediate Release	NYSE MKT: GPL

GREAT PANTHER SILVER REPORTS
FIRST QUARTER 2012 FINANCIAL RESULTS

GREAT PANTHER SILVER LIMITED (TSX: GPR; NYSE MKT: GPL; “Great Panther” or the “Company") today reported financial results for the Company’s first quarter ended March 31, 2012. The full version of the Company’s financial statements and management discussion and analysis can be viewed on the Company's website at www.greatpanther.com or on SEDAR at www.sedar.com. All financial information is prepared in accordance with IFRS and all dollar amounts are expressed in Canadian dollars unless otherwise indicated.

“First quarter revenue was directly in line with our expectations, considering the lower production and metal prices compared to Q1 of last year”, stated Robert Archer, President and CEO. “This was also a timing issue for us related to a shipment of concentrate to a new smelter where the revenue will be recognized in Q2 this year. With the addition of this new customer, we have secured contracts for the sale of our concentrates for our 2012 planned production.”

FIRST QUARTER 2012 FINANCIAL SUMMARY

Highlights	Q1 2012	Q1 2011	Change from
(in 000s except amounts per share and per ounce)			Q1 2011
Revenue	$13,625	$15,460	-12%
Gross profit (Earnings from mining operations)	$6,325	$8,613	-27%
Net income	$4,683	$7,009	-33%
Adjusted EBITDA[1]	$4,441	$7,874	-44%
Earnings per share – basic	$0.03	$0.06	-50%
Earnings per share – diluted	$0.03	$0.05	-40%

Silver ounces produced	359,526	410,640	-12%
Silver equivalent ounces produced[2]	557,667	607,225	-8%
Silver payable ounces	316,641	348,439	-9%

Total cash cost per silver ounce[3]	$9.05	$10.33	-12%
Average revenue per silver ounce sold (USD)	$32.65	$38.54	-15%

_____________________________

1.

“Adjusted EBITDA” is a non-IFRS measure in which standard EBITDA (earnings before interest, taxes, depreciation and amortization) is adjusted for share-based payments, foreign exchange gains or losses, and non-recurring items. Refer to the “Non-IFRS Measures” section for a reconciliation of standardized and adjusted EBITDA to the financial statements.

2.	Silver equivalent ounces in 2012 were established using prices of US$28 per oz, US$1,680 per oz, US$0.85 per lb, and US$0.85 per lb for silver, gold, lead & zinc, respectively, and applied to the recovered metal content of the concentrates that were produced by the two operations.
3.

“Cash cost per silver ounce” is a non-IFRS measure and is used by the Company to manage and evaluate operating performance at each of the Company’s mines and is widely reported in the silver mining industry as a benchmark for performance, but does not have a standardized meaning. Refer to the “Non-IFRS Measures” section.

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FIRST QUARTER 2012 OPERATIONAL HIGHLIGHTS

  Gold production reached a record 2,729 ounces; an increase of 20% over the fourth quarter of 2011 and 18% over the first quarter of 2011.

  Metal production increased 2% to 557,667 silver equivalent ounces (“Ag eq oz”) from the fourth quarter of 2011, but declined 8% from the first quarter of 2011.

  Silver production increased 1% to 359,526 ounces from the fourth quarter of 2011, but declined 12% from the first quarter of 2011.

  Lead and zinc production was 202 tonnes and 312 tonnes respectively. This compares to 212 tonnes of lead and 327 tonnes of zinc produced in the fourth quarter of 2011, and the 241 tonnes of lead and 345 tonnes of zinc in the first quarter of 2011.

OUTLOOK

The Company is maintaining its guidance for metal production in the range of 2.50 to 2.75 million Ag eq oz for fiscal 2012, as compared to metal production of 2.2 million Ag eq oz for fiscal 2011.

First quarter production of 557,667 Ag eq oz, demonstrated only modest growth over the fourth quarter of 2011 but production for the remainder of the year is expected to continue to grow. There are a number of positive developments that support the growth estimate as follows:

At Guanajuato:

  Ore grades for the first quarter of 2012, at 213g/t Ag and 2.30g/t Au, represent a 21% increase over the average for 2011. Mining of the high grade Deep Cata and the gold-rich Santa Margarita ore bodies has already demonstrated the potential to build on this improvement. Further expansions of production from these areas are planned during 2012.

  Plant metallurgy has already achieved record metal recovery and further improvements are anticipated with the addition of the re-grind mill at the Cata plant.

  Plant capacity is more than sufficient to handle any increase in throughput.

At Topia:

  The primary reason for the shortfall in production at Topia was a 20% reduction in ore grades in terms of silver equivalents for first quarter of 2012 as compared to first quarter of 2011. While ore grades were down for the quarter, grades improved in March to well above the average for 2011 and new vein developments support higher grades throughout 2012.

  Plant modifications and efficiencies, including additional flotation cells, have been completed to facilitate improved metallurgical performance.

  The extreme dry season affecting central Mexico, resulting in a water shortage, has caused plant capacity to be limited to 160 tonnes per day during the last month of the quarter, a reduction of almost 30%. Custom milling throughput has been reduced temporarily and any excess ore will be stockpiled for processing later in the year after the rainy season starts. There is currently no plant capacity shortfall anticipated for the remainder of the year.

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2012 Production and Cash Cost per Ounce Guidance
	2011 Actual	2012 Guidance	2012 Guidance
		Low Case	High Case

Tonnes milled	216,181	230,000	250,000

Silver ounces	1,495,372	1,720,000	1,900,000
Gold ounces	8,016	10,000	11,000
Lead tonnes	941	1,130	1,270
Zinc tonnes	1,314	1,500	1,630

Silver equivalent ounces	2,200,013	2,500,000	2,750,000

Cash cost per ounce (USD)	$10.84	$10.50	$9.50

CONFERENCE CALL TO DISCUSS FIRST QUARTER 2012 FINANCIAL RESULTS

The Company will hold a conference call to discuss the financial results on May 15, 2012, at 7:00 AM Pacific Daylight Time, 10:00 AM Eastern Daylight Time. Hosting the call will be Mr. Robert Archer, President and Chief Executive Officer and Mr. Martin Carsky, Executive Vice President and Chief Financial Officer.

Interested shareholders, analysts, investors and media are invited to join the live conference call by dialing in just prior to the start time.

Dial in number (Toll Free): 1-877-407-9205
Dial in number (International): +1-201-689-8054
No passcode is required

A replay of the teleconference call will be available on May 15, 2012 from 10:00 AM Pacific Daylight Time, 1:00 PM Eastern Daylight Time until May 31, 2012 by dialing the numbers below. In addition, the call will be archived on the Company's website.

Replay number (Toll Free): 1-877-660-6853
Replay number (International): +1-201-612-7415
Replay Passcodes (both are required for playback):
Account #: 286
Conference ID #: 377042

INTERNATIONAL FINANCIAL REPORTING STANDARDS

The financial results discussed in this press release have been prepared in accordance with IFRS standards applicable to the preparation of financial information as required for all publicly traded companies in Canada. Readers should note that some comparative figures in this press release and the Company's financial statements and Management Discussion and Analysis ("MD&A") have been restated to reflect IFRS. Please refer to the Company's Consolidated Financial Statements and MD&A for the year ended December 31, 2011 for a detailed description of the Company's accounting policies under IFRS and for disclosures and reconciliation of the impact of IFRS on previously reported results.

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NON-IFRS MEASURES

The discussion of financial results in this press release includes reference to EBITDA, Adjusted EBITDA and Cash Cost per Ounce which are non-IFRS measures. The Company provides these measures to provide additional information regarding Company's financial results and performance. Please refer to the Company's MD&A for the three months ended March 31, 2012 for a definition and reconciliation of these measures to reported IFRS results.

ABOUT GREAT PANTHER

Great Panther Silver Limited is a profitable, primary silver mining and exploration company listed on the Toronto Stock Exchange, trading under the symbol GPR and on the NYSE MKT, trading under the symbol GPL. The Company's current activities are focused on the mining of precious metals from its two wholly-owned operating mines in Mexico. The Company also owns a development stage property, San Ignacio, which is approximately 20 kilometres by road from its Guanajuato processing plant, and an exploration stage property, Santa Rosa, which is located approximately 15 kilometres northeast of Guanajuato. In addition, the Company is also pursuing acquisition opportunities throughout Latin America to add additional mines to its portfolio of properties. Great Panther's mission is to become a leading primary silver producer by acquiring, developing and profitably mining precious metals.

All shareholders have the ability to receive a hard copy of the Company's complete audited financial statements free of charge upon request. Should you wish to receive Great Panther Silver's Financial Statements or the Annual Report on Form 20-F in hard copy, please contact us at the Company toll free at 1-888-355-1766 or 604-608-1766, or e-mail info@greatpanther.com.

For further information, please visit the Company's website at www.greatpanther.com, e-mail info@greatpanther.com or contact:

Rhonda Bennetto	Martin Carsky
Vice President Corporate Communications	Executive Vice President & CFO
1-888-355-1766	1-888-355-1766

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of the Securities Act (Ontario) (together, "forward-looking statements"). Such forward-looking statements may include but are not limited to the Company's plans for production at its Guanajuato and Topia Mines in Mexico, exploring its other properties in Mexico, the overall economic potential of its properties, the availability of adequate financing and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to potential political risks involving the Company's operations in a foreign jurisdiction, uncertainty of production and cost estimates and the potential for unexpected costs and expenses, physical risks inherent in mining operations, currency fluctuations, fluctuations in the price of silver, gold and base metals, completion of economic evaluations, changes in project parameters as plans continue to be refined, the inability or failure to obtain adequate financing on a timely basis, and other risks and uncertainties, including those described in the Company's Annual Report on Form 20-F for the year ended December 31, 2011 and reports on Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov and Material Change Reports filed with the Canadian Securities Administrators and available at www.sedar.com.

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GREAT PANTHER SILVER LIMITED
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Expressed in thousands of Canadian dollars)

March 31, 2012 and December 31, 2011 (Unaudited)

	March 31,	December 31,
	2012	2011

Assets

Current assets
Cash and cash equivalents	$40,322	$39,437
Marketable securities	106	80
Trade and other receivables	9,441	14,076
Income taxes recoverable	400	374
Inventories	6,631	4,591
Prepaid expenses, deposits and advances	2,882	1,732
	59,782	60,290
Non-current assets
Mineral properties, plant and equipment	49,377	41,946
Intangible assets	865	708
	50,242	42,654
	$110,024	$102,944

Liabilities and shareholders’ equity

Current liabilities
Trade and other payables	$6,168	$6,350
Finance lease obligations	77	130
	6,245	6,480
Non-current liabilities
Reclamation and remediation provision	2,097	2,154
Deferred tax liability	3,900	1,824
	5,997	3,978
Shareholders’ equity
Share capital	122,110	121,536
Reserves	6,504	6,465
Deficit	(30,832)	(35,515)
	97,782	92,486
	$110,024	$102,944

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GREAT PANTHER SILVER LIMITED
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(Expressed in thousands of Canadian dollars, except per share data)

For the three months ended March 31, 2012 and 2011 (Unaudited)

	2012	2011

Revenue	$13,625	$15,460
Cost of sales
Production costs	5,835	5,831
Amortization and depletion	1,457	1,016
Share-based payments	8	-
	7,300	6,847

Gross profit	6,325	8,613

General and administrative expenses
Administrative expenses	2,851	1,790
Amortization and depletion	33	26
Share-based payments	130	-
	3,014	1,816

Exploration and evaluation expenses	592	132

Income before the undernoted	2,719	6,665

Finance and other income (expense)
Interest income	173	54
Finance costs	(10)	(267)
Foreign exchange gain	3,655	469
Other income	94	167
	3,912	423

Income before income taxes	6,631	7,088

Income tax expense
Current	-	(79)
Deferred	(1,948)	-
	(1,948)	(79)
Net income for the period	$4,683	$7,009

Other comprehensive income (loss), net of tax
Foreign currency translation	136	300
Change in fair value of available-for-sale financial assets	17	(78)
	153	222
Total comprehensive income for the period	$4,836	$7,231

Earnings per share
Basic	$0.03	$0.06
Diluted	$0.03	$0.05

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GREAT PANTHER SILVER LIMITED
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in thousands of Canadian dollars)

For the three months ended March 31, 2012 and 2011 (Unaudited)

	2012	2011

Cash flows from operating activities
Net income for the period	$4,683	$7,009

Items not involving cash:
Amortization and depletion expense	1,490	1,042
Unrealized foreign exchange (gains) losses	(3,196)	53
Deferred income taxes	1,948	-
Accretion on reclamation and remediation provision	7	10
Share-based payments	138	-
Interest accretion on convertible loan notes	-	239
Gain on disposal of mineral properties, plant and equipment	(15)	-
	5,055	8,353

Interest received	151	54
Interest paid	(3)	(18)
Income taxes paid	(252)	(46)
Changes in non-cash working capital:
Trade and other receivables	4,484	(4,577)
Income taxes recoverable	(26)	(18)
Inventories	(1,855)	(750)
Prepaid expenses, deposits and advances	(1,150)	(985)
Trade and other payables	20	658
Current tax liability	-	95
Net cash from operating activities	6,424	2,766

Cash flows from investing activities:
Intangible assets	(200)	(45)
Mineral properties, plant and equipment	(6,072)	(4,193)
Proceeds from disposal of mineral properties, plant and equipment	17	-
Restricted cash	-	54
Net cash used in investing activities	(6,255)	(4,184)

Cash flows from financing activities:
Repayment of capital lease obligations	(53)	(139)
Repayment of promissory notes	-	(94)
Repayment of convertible loan notes	-	(61)
Proceeds from exercise of options	321	1,370
Proceeds from exercise of warrants	-	1,603
Net cash from financing activities	268	2,679

Effect of foreign currency translation on cash	448	(62)

Increase in cash and cash equivalents	$885	$1,199
Cash and cash equivalents, beginning of period	39,437	13,967
Cash and cash equivalents, end of period	$40,322	$15,166